UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)

Under the Securities Exchange Act of 1934

ANGIE’S LIST, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

034754101

(CUSIP Number)

C. Brophy Christensen, Esq.

O’Melveny& Myers LLP

2 Embarcadero Center, 28th Floor

San Francisco, CA 94111

415-984-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2016

(Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 034754101

1	Names of Reporting Persons Vajra Fund III, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,322,563

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,322,563

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,322,563

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.1%

14	Type of Reporting Person CO

13D/A

CUSIP No. 034754101

1	Names of Reporting Persons Vajra Asset Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,322,563

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,322,563

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,322,563

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.1%

14	Type of Reporting Person CO

13D/A

CUSIP No. 034754101

1	Names of Reporting Persons Michael Brodsky

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,322,563

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,322,563

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,322,563

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.1%

14	Type of Reporting Person IN

13D/A

CUSIP No. 034754101

Explanatory Note

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on February 22, 2016 (together, the “Schedule 13D”), by Vajra Fund III, LLC, a Delaware limited liability company, Vajra Asset Management, LLC, a Delaware limited liability company and Michael Brodsky (together, collectively referred to herein as the “Reporting Persons”).  The Schedule 13D relates to the Common Stock, par value $0.001 of Angie’s List, Inc., a Delaware corporation (the “Issuer”).

Item 4.                                                         Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On July 21, 2016, Vajra Fund III, LLC sent a letter (the “Letter”) to the Board of Directors of the Issuer (the “Board”), asking the Board to consider, among other things, the resignation of each of Mr. John H. Chuang, Chairman of the Board, and Mr. Steven M. Kapner, from the Board.  As discussed in the Letter, Mr. Chuang and Mr. Kapner are the Chief Executive Officer and Managing Director, respectively, of TRI Ventures, Inc., the parent company of TRI Investments, LLC (“TRI”), which holds shares in the Issuer.  Through TRI, Messrs. Chuang and Kapner have pledged nearly all of their shares held in the Issuer, as collateral to secure a debt.  Alternatively, Vajra Fund III, LLC asks that Messrs. Chuang and Kapner be required to remove as promptly as possible the pledge of their shares in the Issuer as collateral for any outstanding loans or other indebtedness.

In the Letter, Vajra Fund III, LLC also proposes that the size of the Board be reduced from 12 to 10 members and the staggered board election policy be eliminated.

A copy of the Letter is attached hereto as Exhibit 2 and is incorporated herein by reference.

Other than as discussed above, none of the Reporting Persons currently has any other plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.  However, as part of their ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.  The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer, to engage in any hedging or similar transaction with respect to the securities or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 7.                                                         Materials to be Filed as Exhibits.

Exhibit 1                                               Joint Filing Agreement dated as of February 22, 2016 (previously filed as an exhibit to the Schedule 13D filed on February 22, 2016).

Exhibit 2                                               Letter from Vajra Fund III, LLC to the Board of Directors of Angie’s List, Inc. dated July 21, 2016.

13D/A

CUSIP No. 034754101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 21, 2016

VAJRA FUND III, LLC

By:	Vajra Asset Management, LLC, its manager

By:	/s/ Michael Brodsky
Name:	Michael Brodsky
Title:	Managing Member

VAJRA ASSET MANAGEMENT, LLC

By:	/s/ Michael Brodsky
Name:	Michael Brodsky
Title:	Managing Member

MICHAEL BRODSKY

/s/ Michael Brodsky